ORTEC INTERNATIONAL, INC. WWW.ORTECINTERNATIONAL.COM

March 30, 2007

Kevin L. Vaughn, Branch Chief U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D. C. 20549

Dear Mr. Vaughn:

Listed below are your questions followed by our responses:

1. We note your Item 4.02 Form 8-K dated December 26, 2006. Please note we may have additional comment upon reviewing your restated financial statements.

We acknowledge that you may have additional comments after reviewing our filings.

2. We note your response to prior comment 8. We note that you will be restating your previous financial statements to reclassify the value of the warrants issued in connection with the financing as a debt discount rather than a deemed dividend. Please further clarify for us how this reclassification will impact the loss on the settlement of the promissory notes recorded as a result of your October 2005 private placement.

The reclassification will have no affect on the loss on settlement since the warrants that we intend to reclassify as debt discount were warrants issued in a separate transaction prior to the October 2005 debt settlement transaction. They were repriced in order to induce holders of these warrants to invest in the notes that were issued beginning in May 2005. We lowered the exercise price of these warrants and as such we are going to restate the resulting charge as a debt discount. The warrants included in the loss on settlement, see below, were other warrants issued when the debt was eventually settled with equity instruments at the time of our private placements in October 2005. The amount of $2,212,436 we are reclassifying is currently included as part of the $5,602,657 preferred stock and warrants deemed dividends and discounts. This cost will be amortized over the life of the debt and reclassified to interest expense. Upon the settlement of the debt in October 2005 any unamortized portion of the discount will be expensed immediately to interest. Economically this contributed to the total cost of the debt but it wasn’t part of the calculation of loss on settlement recorded as a result of the fair value of the equity instruments issued in October 2005 being in excess of the carrying amount of the debt (the loss was calculated after the write off of the discount).

The loss of settlement is broken down as follows:

1/5/05	Warrants issued upon debt conversion	$8,267,956
1/5/05	20% interest premium	2,060,243
			$10,328,199
10/12/05	Warrants issued upon debt conversion	2,036,362
10/12/05	20% interest premium	716,892
			2,753,254
	Loss on Settlement		$13,081,453

3. Please refer to prior comment 13. We note your reference to Section B of Item 3 in Form 8-K as the basis for not filing an Item 4.02 Form 8-K for the restatement of your June 30, 2006 financial statements. However, we note your disclosure on the Form 10–QSB/A does not contain the disclosures required by Item 4.02 (a) (1) and (3) of Form 8-K. We continue to request that you file an Item 4.02 Form 8-K with respect to this restatement. Alternatively, please explain to us why you believe the information provided in the Form 10-QSB/A as of June 30, 2006 is substantially the same information as required by this form.

We believe we made extensive disclosures to the financial statement user regarding the amount and effect of the adjustment in our Footnote 2 to the June 30, 2006 financial statements as well as in our explanatory note included in the Form 10-KSB/A. We acknowledge these disclosures do not include the date of the conclusion regarding nonreliance as required by Item 4.02 (a)(1), however, we believe we acted in the spirit of Item 4.02 and provided the financial statement user’s with appropriate identification of the affected financial statements and periods. In addition, we confirm that our audit committee was involved in this process and that discussions were held with our independent registered public accounting firm, however, we acknowledge this disclosure wasn’t included, though our Item 3 (a) disclosure does indicate the involvement of our audit committee. We reiterate that Section B item 3 of the Form 8-K rules state, “If the registrant has reported substantially the same information as required by this form, the registrant need not make an additional report of the information on this form.” As indicated above, we believe that we have reported substantially the information required and what was omitted is not significant to the financial statement users. Nonetheless, we intend to again amend this and other 2006 quarterly filings when we make the changes we indicated in the Form 8-K we filed on December 26, 2006. At that time we will indicate the date we concluded the financial statements should not be relied upon and that the matter was discussed with our independent registered accounting firm.

4. We note your response to prior comment 14. You state that as a result of the registration rights, you concluded that the shares should be recorded as temporary equity in accordance with EITF Topic D-98 and EITF 00-19 (paragraphs 14-18). Please explain to us why you believe these shares are within the scope of both EITF 00-19 and EITF Topic D-98. In this regard, please note the guidance of EITF 00-19 applies only to freestanding derivative instruments and does not address the accounting for contracts that are issued to acquire goods and services from nonemployees when performance has not yet occurred. Refer to paragraph 2 of EITF Topic D-98 which refers to the guidance applying to securities classified as equity in accordance with EITF 00-19. If you continue to believe these shares are within the scope of EITF 00-19 and EITF Topic D-98, please address the following:

  Provide us with your detailed analysis of paragraphs 14-18 of EITF 00-19. In this regard, explain why you concluded that the shares should be classified as equity based on the guidance of EITF 00-19.
  If you did not conclude that the shares should be classified as equity based on the guidance of EITF 00-19, explain to us why you believe it is appropriate to analyze the shares under EITF Topic D-98.
  Provide us with your detailed analysis of EITF Topic D-98. Clearly explain the redemption feature that you have identified with respect to these shares.

In determining the proper classification of the common shares we didn’t apply the guidance of EITF 00-19 because these shares are not freestanding derivatives and don’t meet the criteria of SFAS 133 as we noted in our original response. In determining the classification of the shares as permanent equity we considered the following guidance from EITF Topic D-98 (D-98):

The Scope of D –98 indicates under paragraph 2, item (3)

“Although the rule specifically describes and discusses preferred securities, the SEC staff believes that Rule 5-02.28 of Regulation S-X also provides analogous guidance for other equity instruments including, for example, common stock and derivative instruments that are classified as equity pursuant to Issue No. 00-19.”

As such we believed it was appropriate to apply D-98. Additionally, paragraph 4 under the Classification section says:

“The SEC staff believes that all of the events that could trigger redemption should be evaluated separately and that the possibility that any triggering event that is not solely within the control of the issuer could occur — without regard to probability — would require the security to be classified outside of permanent equity”

Also, paragraph 9 of D-98 indicates that the permanent equity classification is not appropriate when:

“Securities with provisions that allow the holders to be paid upon the occurrence of events that are not solely within the issuer's control should be classified outside of permanent equity. Such events include:

  The failure to have a registration statement declared effective by the SEC by a designated date.

Whereas there was no redemption feature outlined in our contract with Cambrex, there were registration rights with a discrete deadline set for effectiveness. Those registration rights were silent as to penalties. As such, we concluded that Cambrex may require payment for the shares were we not to go effective and thus accounted for them as temporary equity. We made this determination by considering these facts analogous to EITF 00-19 paragraph 17 (b), which concludes that derivative instruments would be classified as temporary equity under the same set of circumstances (i.e. silent as to penalties).

In connection with responding to your comments, we acknowledge that:

  We are responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are hopeful that our responses satisfy your inquiry. Please feel free to contact me directly at 646-218-1885 or aschoenbart@ortecinternational.com if I can be of further assistance. Our fax # is 212-740-2570.

Very truly yours,

/s/ Alan W. Schoenbart
    Alan W. Schoenbart
    Chief Financial Officer